UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐

For the week ending May 5, 2023, the Company raised approximately $1,559,493 in gross proceeds pursuant to the issuance of an aggregate of 208,084 Class A ordinary shares under the Company’s $15 million at-the-market (“ATM”) program established on March 26, 2021, at an average issue price of $7.6868 per share, which is equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used for general corporate purposes and the Company’s development programs.

The Class A ordinary shares described above were sold pursuant to the Company’s shelf registration statement on Form F-3 (File no. 333-268873), previously filed with the Securities and Exchange Commission (“SEC”) on December 19, 2022, which became effective on January 19, 2023, and a prospectus supplement dated May 3, 2023. The sale was done pursuant to the At The Market Offering Agreement, dated March 26, 2021 with H.C. Wainwright & Co. LLC acting as the sales agent.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Sales Agreement by and between the Company and the Sales Agent (Incorporated by reference to the Form 6-K filed on March 26, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: May 8, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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